Algonquin Power & Utilities Corp. Advances Leadership
Succession Plan
Arun Banskota is Appointed President
This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated February 28, 2019 to its short form base shelf prospectus dated September 18, 2018.
OAKVILLE, ON, February 5, 2020 – Algonquin Power & Utilities Corp. (“APUC” or “the Company”) (TSX/NYSE: AQN) announced today the appointment of Arun Banskota to the newly-created position of President. Mr. Banskota will work closely with Chief Executive Officer Ian Robertson and other members of the Executive Team to transition into the role of Chief Executive Officer in 2020.
The APUC Board of Directors and Mr. Robertson recognize the importance of succession planning and view the appointment of Arun Banskota as a natural progression for the Company’s continued success and growth.
“Arun brings to APUC a unique combination of experience in renewable energy development, construction, financing, energy marketing and operations, with proven P&L responsibility and a results-driven leadership style,” said APUC Chairman Ken Moore. “This experience, together with his hands-on knowledge of the role of disruptive technology innovation in the marketplace, puts APUC in a very strong position to build on the outstanding growth and financial performance achieved over the past three decades.”
Mr. Banskota was previously Managing Director, Global Power, El Paso Corporation, where he had P&L responsibility for a 6,500 MW global portfolio of 32 power plants, project development and approximately 10,000 employees. He was also on the leadership team for a large-scale solar power company and has successfully managed project development and financing for solar, wind, and natural gas projects.  Mr. Banskota served as President and CEO of EVGo, a high growth start-up division of NRG created to build scale and presence in the emerging electrical vehicle sector. Most recently, as Vice President, Data Center Global Services and Energy Team at Amazon.com, he was responsible for the planning, engineering, and delivery of datacenter capacity for Amazon Web Services, an extremely high growth global market-leader of cloud services.
“I look forward to working with Arun to ensure a seamless management transition,” said CEO Ian Robertson. “I am extremely proud of what APUC has achieved over the last 30 years and our five-year, $9.2 billion capital plan positions APUC for continued success and growth in the years ahead.”
Following the transition, Mr. Robertson is expected to continue to contribute to the Company through a collaborative investment platform focused on identifying and partnering with APUC on growth and development opportunities. and partnering with APUC on growth and development

Pending Chief Financial Officer Retirement
APUC also announced today that David Bronicheski, Chief Financial Officer, is retiring in the fall of 2020, and that Arthur Kacprzak, Vice President, Treasury and Treasurer, has been promoted to Senior Vice President and Deputy Chief Financial Officer.
“After 12 years as CFO for one of North America’s fastest growing utilities, I have chosen to retire later this year to spend more time with family,” stated David Bronicheski. “I am proud of our finance and treasury team which I believe is one of the finest in the industry and which will continue the strong financial policies that have contributed to Algonquin’s success.”
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately US$11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 801,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2.5 GW of net installed capacity and more than 500 MW of incremental renewable energy capacity under construction.
APUC delivers continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate‐regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares, Series 2018‐A subordinated notes and Series 2019‐A  subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB.  Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to, statements regarding succession planning, including the expectation that Mr. Banskota will transition into the role of Chief Executive Officer in 2020, and statements regarding the establishment of a collaborative investment platform involving Mr. Robertson. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim management’s discussion and analysis and most recent annual information form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500